UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2004

RICHMONT MINES INC.
(Name of Registrant)

110, avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2
(Address of principal executive offices)

  On February 19, 2004, Richmont Mines Inc. issued a News Release - RICHMONT MINES ANNOUNCES NET EARNINGS OF $5 MILLION OR $0.32 PER SHARE IN 2003. This report is filed solely for the purpose of filing a copy of the press release attached hereto.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx             Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___            No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc. -- SEC File No. 0-28816
(Registrant)

Date 02/19/04	By	Jean-Yves Laliberté (signed)
Jean-Yves Laliberté, Vice-President, Finance

Mines Richmont inc. 110, avenue Principale Rouyn-Noranda, QC J9X 4P2, CANADA Tél. : (819) 797-2465 Téléc.: (819) 797-0166 www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES NET EARNINGS
OF $5 MILLION OR $0.32 PER SHARE
IN 2003

MONTREAL, February 19, 2004 - In 2003, Richmont Mines' gold sales totalled 92,892 ounces, slightly less than the 102,690 ounces sold in 2002. The cash production cost for 2003 was US$240 per ounce compared with US$162 per ounce last year, mainly due to the increase in the value of the Canadian dollar as well as the lower grades of ore obtained at the Hammerdown and Beaufor mines. Revenues for 2003 were $50,309,041 compared with $51,775,810 in 2002. Net earnings for 2003 were $5,034,541, or $0.32 per share, compared with $7,072,568, or $0.46 per share, in 2002. Cash flow from operations was $10,900,358, or $0.68 per share, compared with $16,032,057, or $1.05 per share, in 2002.

For the fourth quarter ended December 31, 2003, revenues were $13,571,214 compared with $13,604,119 for the same period in 2002. Gold sales totalled 24,386 ounces produced at a cash cost of US$258 per ounce compared with 26,157 ounces at a cash cost of US$188 for the fourth quarter of 2002. Net earnings were $2,532,174, or $0.16 per share, compared with $49,317, or nil per share, during the fourth quarter of 2002. Cash flow from operations for the fourth quarter was $3,970,468, or $0.25 per share, compared with $3,249,268, or $0.21 per share, in 2002.

For 2003, gold sales from the Beaufor Mine in Quebec totalled 55,774 ounces produced at a cash cost of US$245 per ounce, compared with sales of 54,374 ounces at a cash cost of US$163 per ounce in 2002. As for the Hammerdown Mine in Newfoundland, it contributed sales of 37,118 ounces of gold produced at a cash cost of US$230, compared with sales of 48,316 ounces at a cost of US$159 per ounce in 2002. This increase in Richmont's production costs in 2003 reflects the appreciation of the Canadian dollar, as well as the fact that the grades obtained were closer to those of the reserves.

EXPLORATION

BEAUFOR

Exploration at the Beaufor Mine resulted in the replacement of the majority of the gold produced in 2003. Most of the new reserves identified are located in the lateral extensions of Zones B (53%) and C (25%). As of December 31, 2003, the proven and probable reserves of the Beaufor Mine stood at 1 million tons grading 0.23 ounces of gold per ton, for a total of 232,000 ounces. In addition to the reserves, resources totalled 845,800 tons grading 0.20 ounces of gold per ton, or 166,500 ounces. In 2004, a total of $1 million will be invested to drill Zones B, C, 8 and 32 laterally and at depth.

HAMMERDOWN

Based on its current proven and probable reserves, the Hammerdown Mine will remain in production until June 2004. Prior to then, Richmont Mines will carry out exploration work that may identify reserves and prolong the life of the mine. As of December 31, 2003, the proven and probable reserves of the Hammerdown Mine were estimated to be 45,000 tons grading 0.37 ounces of gold per ton, or 16,750 ounces. Resources stood at 33,900 tons grading 0.43 ounces of gold per ton, or 14,550 ounces.

EAST AMPHI

Having acquired the East Amphi property in December 2003, Richmont Mines plans to conduct a major exploration program on this property, located near Malartic in Quebec's Abitibi region. To this end, work has already begun on the pumping of the water in the pit and the preparation of the surface installations. Furthermore, a mining contractor has been selected to carry out the ramp excavation work, which is scheduled to begin before the end of February. A surface drilling program will begin in March and a major underground exploration program will then be undertaken, as soon as work on the access ramp is sufficiently advanced. Richmont Mines plans to invest a total of $7 million on exploration work at the East Amphi property in 2004.

WASAMAC

Richmont Mines announces that exploration resumed at the Wasamac property at the beginning of 2004. The $550,000 in exploration work carried out in 2003 allowed Richmont Mines to define inferred resources of 1 million tons grading 0.21 ounce per ton or 210,000 ounces of gold. This resource remains open and Richmont Mines plans a $500,000 exploration program in 2004. The objective for the Wasamac project is to define resources of approximately 3 million tons grading over 0.20 ounces of gold per ton.

ISLAND GOLD

Patricia Mining has initiated its $2.5 million exploration program on the Island Gold Property, located near Wawa, Ontario. The work scheduled to be done in 2004 includes surface drilling, the dewatering of the Lochalsh drift, underground drilling, as well as the lateral and vertical underground infrastructures. As announced when the agreement was signed in September 2003, Richmont Mines holds an option to acquire a 55% interest in this project by investing a maximum of $10 million over two years to bring the mine into commercial production.

VALENTINE LAKE

Richmont Mines also announces that a $150,000 exploration program has started on the Valentine Lake property, which is part of the due diligence period that will end on March 31, 2004. Bear in mind that Richmont Mines has an option to acquire a 70% interest in the Valentine Lake property by investing $2.5 million dollars in exploration work by October 31, 2007.

Also in Newfoundland, following its due diligence process, Richmont Mines has decided not to exercise its option to acquire the Stog'er Tight property.

MONIQUE

Beginning in March 2004, Louvem Mines Inc., a subsidiary in which Richmont Mines holds a 69% interest, plans to conduct a $250,000 exploration program on the Monique property. Louvem Mines Inc. owns an 81% interest in this property, which is located in the Val-d'Or mining camp, 15 kilometers east of the Beaufor Mine. The program will involve drilling to verify the extension at depth of the existing resources.

RESERVES AND RESOURCES1

The following table presents the reserves and resources of Richmont Mines' divisions as at December 31, 2003.

	Proven and Probable			Measured and Indicated				Total
	Reserves			Resources			Reserves and Resources
	Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces

Hammerdown	45,000	0.37	16,750	33,900	0.43	14,550	78,900	0.40	31,300
Beaufor	1,018,000	0.23	232,000	845,800	0.20	166,500	1,863,800	0.21	398,500
Francoeur				975,000	0.23	227,500	975,000	0.23	227,500
East Amphi				1,850,000	0.14	253,000	1,850,000	0.14	253,000

Total	1,063,000	0.23	248,750	3,704,700	0.18	661,550	4,767,700	0.19	910,300

OUTLOOK

Given the depletion of the reserves of the Hammerdown Mine, Richmont Mines plans to produce approximately 70,000 ounces of gold in 2004. Thanks to its advanced exploration properties, Richmont Mines is well positioned to increase its production in the years ahead. The Company is actively pursuing the development of its mining assets while continuing to seek new gold projects. Richmont Mines has no long-term debt and, as of December 31, 2003, had working capital of $31.2 million and only 16 million shares outstanding. The Company has no hedging contracts for gold.

Louis Dionne
President
[1] National Instrument 43-101
The calculation of reserves and resources were prepared by qualified geologist as required by National Instrument 43-101, under the supervision of Mr. Jules Riopel, M.Sc. Geol., Principal Exploration Geologist, an employee of Richmont Mines.

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.

FINANCIAL DATA
		Three-month period			Year ended
		ended December 31			December 31
	(CAN$)	2003	2002	2003	2002

Revenues		13,571,214	13,604,119	50,309,041	51,775,810
Net earnings		2,532,174	49,317	5,034,541	7,072,568
Net earnings per share		0.16	-	0.32	0.46
Cash flow from operations
before net change in
non-cash working capital		3,970,468	3,249,268	10,900,358	16,032,057
Cash flow from operations
before net change in
non-cash working capital per share		0.25	0.21	0.68	1.05
Average selling price of gold per ounce		US$392	US$313	US$370	US$309
Weighted average number of common shares
outstanding		15,995,629	15,608,061	15,926,191	15,339,497

	(CAN$)	December 31, 2003		December 31, 2002

Working capital			31,183,975		29,756,077

PRODUCTION AND SALES DATA
		Three-month period ended December 31
		Ounces of gold			Cash cost
		Year	Production	Sales	(per ounce sold)
Hammerdown		2003	8,137	8,622	US$234
		2002	9,061	12,054	US$181
Beaufor		2003	14,628	15,764	US$271
		2002	10,428	14,103	US$195
Total		2003	22,765	24,386	US$258
		2002	19,489	26,157	US$188

		Year ended December 31
		Ounces of gold			Cash cost
		Year	Production	Sales	(per ounce sold)
Hammerdown		2003	37,798	37,118	US$230
		2002	47,470	48,316	US$159
Beaufor		2003	54,803	55,774	US$245
		2002	56,065	54,374	US$163
Total		2003	92,601	92,892	US$240
		2002	103,535	102,690	US$162
2002 average exchange rate: US$1 = CAN$1.5704
2003 average exchange rate: US$1 = CAN$1.4015

For more information, contact:

Martin Rivard	Telephone:	(819) 797-2465
Executive Vice-President	Fax:	(819) 797-0166

Trading symbol: RIC	Listings:	Toronto - Amex
Web site: www.richmont-mines.com

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